Mail Stop 4561
									September 1, 2005

Mr. Clifford Pope
Chief Executive Officer
IJJ Corporation
8540 Ashwood Drive
Capitol Heights, MD 20743

      Re:	IJJ Corporation
		Form 10-KSB for Fiscal Year Ended October 31, 2004
		Filed March 3, 2005
		File No. 0-33515

Dear Mr. Pope:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended October 31, 2004

Item 8A - Controls and Procedures, page 19
1. We note your statement that "controls and procedures, by their nature, can provide only reasonable assurance regarding management`s control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.
Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

2. Pursuant to Item 307 of Regulation S-B, revise to disclose the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

3. Please revise to disclose changes in internal control over financial reporting pursuant to Item 308(c) of Regulation S-B.

Form 10-QSB for the fiscal quarters ended January 31, 2005 and April
30, 2005

4. Please tell us when you intend to file your Form 10-QSB for the fiscal quarters ended January 31, 2005 and April 30, 2005.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3428 if you have questions.



								Sincerely,



      Rachel Zablow
      Staff Accountant
Mr. Clifford Pope
IJJ Corporation
September 1, 2005
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